October 7, 2019

Sean Cassidy
Chief Financial Officer
Arvinas, Inc.
5 Science Park
395 Winchester Avenue
New Haven, Connecticut 06511

       Re: Arvinas, Inc.
           Registration Statement on Form S-3
           Filed October 1, 2019
           File No. 333-234035

Dear Mr. Cassidy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Brian Johnson